BRF S.A.

Notice to Shareholders

The Board of Directors, in a meeting held on December 20, 2013, approved the distribution of interest on own capital to shareholders at the rate of R$ 0.41922417 gross per share.

The payment will begin on February 14, 2014 with withholding tax according to the law in effect.

This payment will be included in compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department

R Hungria, 1400 – Jd. Europa

01455-000 - São Paulo - SP – Brazil

Telephones: (5511) 23225052/5048/5049

Fax: (5511) 23225747

E-mail: acoes@brf-br.com

São Paulo (SP), December 20, 2013

Augusto Ribeiro Junior

CFO AND IRO